UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,

SAVINGS AND SIMILAR PLANS PURSUANT TO

SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-1088

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

KELLY RETIREMENT PLUS

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KELLY SERVICES, INC.

999 WEST BIG BEAVER ROAD

TROY, MICHIGAN 48084

REQUIRED INFORMATION

Kelly Retirement Plus (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements, schedules and exhibits are filed as a part of this Annual Report on Form 11-K.

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Kelly Services, Inc. Benefit Plans Committee, which is the Plan administrator of Kelly Retirement Plus, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KELLY RETIREMENT PLUS

By:	Kelly Services, Inc. Benefit Plans Committee

June 27, 2005	/s/ William K. Gerber
William K. Gerber

Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)

June 27, 2005	/s/ Michael E. Debs
Michael E. Debs

Senior Vice President and
Corporate Controller
(Principal Accounting Officer)

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Kelly Retirement Plus Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Kelly Retirement Plus Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Detroit, Michigan

June 24, 2005

Kelly Retirement Plus

Statements of Net Assets Available for Benefits

	December 31,
	2004	2003
	(In thousands of dollars)
Investments
Cash	$121	$126
Investments, at fair value	91,553	80,669

Total investments	91,674	80,795

Contributions Receivable
Employer	2,381	162
Participant	280	261

Total receivables	2,661	423

Net assets available for benefits	$94,335	$81,218

The accompanying notes are an integral part of these financial statements.

Kelly Retirement Plus

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2004
(In thousands of dollars)
Additions
Investment Income:
Dividend income	$1,264
Net appreciation in fair value of investments	6,999

8,263

Contributions:
Employer	4,568
Participant	7,701

12,269

Total additions	20,532

Deductions
Benefits paid to participants	7,347
Administrative fees	68

Total deductions	7,415

Net change in assets available for benefits	13,117

Net assets available for benefits:
Beginning of year	81,218

End of year	$94,335

The accompanying notes are an integral part of these financial statements.

Kelly Retirement Plus

Notes to Financial Statements

(In thousands of dollars)

1.	Plan Description

The following description of Kelly Retirement Plus (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan provides benefits to eligible employees according to the provisions of the Plan agreement. All eligible employees, as defined by the Plan, are eligible to participate upon hire and attainment of age 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Participants may contribute a percentage of eligible earnings, as defined in the Plan, of no less than 2% and no more than 50%, up to the current IRS maximums ($13,000 in 2004) to the Plan each year. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions not to exceed $3,000 in 2004. The employer contribution consists of two parts: Employer Discretionary Contributions, under which Kelly Services, Inc. (the “Company”) may make a discretionary contribution on behalf of all participants in an amount to be determined by the Company. The contribution to the Plan for 2004 represented 2.0% of participants’ eligible wages for the year and totaled $2,758. Employer Matching Contributions equal $.50 per dollar of their contribution up to 4% of eligible pay. The employer contributions are allocated in the same manner as the participant contributions.

Participant accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, an allocation of the Company’s discretionary contribution, an allocation of investment earnings and an allocation of administrative expenses. Earnings are allocated by fund based on the ratio of a participant’s account invested in a particular fund to all participants’ investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Plan administration

The Plan is administered by a committee appointed by the Board of Directors of the Company. This committee is composed of the Chairman and Chief Executive Officer, the Executive Vice President and Chief Financial Officer, the Executive Vice President and Chief Administrative Officer and the Senior Vice President, General Council and Corporate Secretary and serves at the pleasure of the Board.

Investment options

All contributions are invested by Bank One Trust Company, N.A. (the “Trustee”) as directed by the participant among any of the investment options offered by the Plan.

Kelly Retirement Plus

Notes to Financial Statements

(In thousands of dollars)

1.	Plan Description (continued)

Vesting and Benefits

Participants become fully vested in Employer Discretionary Contributions upon attainment of age sixty-five or completion of five years of service, whichever occurs first. Participants become fully vested in Employer Matching Contributions upon attainment of age sixty-five or completion of three years of service, whichever comes first. The first year of service begins at the later of age 18 or date of hire. Participant contributions are 100% vested immediately.

The value of the vested portion of participants’ accounts is payable to the participant upon retirement, total and permanent disability, death or termination of employment in a lump-sum distribution. If the vested portion of a participant’s account exceeds five thousand dollars (or such other amount to be prescribed in Treasury regulations), the participant may defer receipt of the distribution until any time prior to or upon attaining age 70-1/2. Vested accounts with balances of five thousand dollars or less are paid in an immediate lump-sum distribution.

Participant forfeitures

Pursuant to the Plan agreement, participant forfeitures can be used by the Plan to (1) restore the participant’s account in the event of rehire or (2) reduce the Employer Discretionary Contribution or Employer Matching Contribution. The Plan administrator offset the Employer Discretionary Contribution with forfeitures aggregating $481 for the year ended December 31, 2004.

Participant Loans

The Plan, as currently designed, does not allow participants to borrow from their accounts.

2.	Summary of Significant Accounting Principles and Practices

Basis of accounting and use of estimates

The financial statements of the Plan have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition

Plan investments are stated at fair value as of the last day of the Plan year. The Plan’s mutual fund investments are valued based on quoted market prices. The JP Morgan Stable Asset Income Fund and the Kelly Stock Fund are valued at the unit price, as determined by the Trustee, which represents the fair value of the underlying investments. The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Kelly Retirement Plus

Notes to Financial Statements

(In thousands of dollars)

2.	Summary of Significant Accounting Principles and Practices (continued)

Contributions

Participant contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants’ earnings; Employer Matching Contributions are recorded in the same period. Employer Discretionary Contributions are recorded in the period during which they were earned. Administrative expenses incurred shall be paid by the Plan to the extent not paid by the Company.

Payment of benefits

Benefits are recorded when paid.

Risks and uncertainties

The Plan provides for various investment options in mutual funds that hold stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Kelly Retirement Plus

Notes to Financial Statements

(In thousands of dollars)

3.	Investments

The following table presents investments that represent 5% or more of the Plan’s net assets.

	2004	2003
Registered Investment Companies:
JP Morgan Intermediate Bond Fund I (856,859 and 926,205 shares, respectively)	$9,177	$10,040
One Group Investor Growth & Income Fund I (1,155,218 and 1,253,800 shares, respectively)	14,983	14,983
One Group Equity Index Fund I (740,048 and 751,938 shares, respectively)	20,418	19,099
JP Morgan Large Cap Growth Fund I (378,517 and 396,962 shares, respectively)	5,750	5,649
Lord Abbett Mid Cap Value (202,333 and 61,326 shares, respectively)	4,579	1,155
Putnam Vista Fund (0 and 862,041 shares, respectively)	—	6,888
Fidelity Advisor Mid Cap Fund T (341,095 and 0 shares, respectively)	8,603	—
Investments individually less than 5% of net assets	11,321	6,809

Total Registered Investment Companies	74,831	64,623

Collective Funds:
JP Morgan Stable Asset Income Fund (45,254 and 46,068 shares, respectively)	14,180	13,976

Common Stock	2,542	2,070

Total Investments	$91,553	$80,669

All funds are participant directed.

During 2004, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value as follows:

2004
Common Stock	$175
Collective Funds	444
Registered Investment Companies	6,380

Total Investments	$6,999

Kelly Retirement Plus

Notes to Financial Statements

(In thousands of dollars)

4.	Priorities on Plan Termination

Although the Company has not expressed any intent to do so, in the event of termination of the Plan, the accounts of all participants shall become fully vested and shall be distributed to the members simultaneously with all participants receiving full value of their accounts on the date of such distribution.

5.	Reconciliation of Financial Statements to IRS Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2004	2003
Net assets available for benefits per the financial statements	$94,335	$81,218
Amounts allocated to withdrawing participants	(541)	(997)

Net assets available for benefits per the Form 5500	$93,794	$80,221

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year ended December 31, 2004
Benefits paid to participants per the financial statements	$7,347
Add - Amounts allocated to withdrawing participants at December 31, 2004	541
Less - Amounts allocated to withdrawing participants at December 31, 2003	(997)

Benefits paid to participants per the Form 5500	$6,891

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

Kelly Retirement Plus

Notes to Financial Statements

(In thousands of dollars)

6.	Federal Income Tax Status

The Internal Revenue Service (“IRS”) has determined that the Plan, as amended and restated effective February 18, 2002, was in compliance with the applicable requirements of the Internal Revenue Code (the “Code”). The Plan has been amended subsequent to February 18, 2002. Management believes that the Plan as amended complies with relevant requirements and that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

7.	Party-in-Interest Transactions

A portion of the Plan’s investments is held in mutual funds and collective funds sponsored by the Trustee and all investment transactions are conducted through the Trustee. All transactions with the Trustee are considered party-in-interest transactions; however, these transactions are not considered prohibited transactions under ERISA.

The Company is also a party-in-interest. Certain administrative expenses of the Plan, including salaries, are paid by the Company and qualify as party-in-interest transactions. The Plan also invests in common stock of the Company.

Kelly Retirement Plus	Schedule I

Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

as of December 31, 2004

Party-in interest (a)	Identity of issue, borrower, lessor or similar party (b)	Description of investment, including maturity date, rate of interest, collateral, par or maturity value (c)	Cost (d)	Current Value (e)
				(In thousands of dollars)
	Registered Investment Companies:

*	One Group Investor Growth & Income Fund I	1,155,217.9700 shares	$**	$14,983

*	One Group Equity Index Fund I	740,047.5410 shares	**	20,418

*	JP Morgan Intermediate Bond Fund I	856,859.3080 shares	**	9,177

*	One Group Diversified Equity Fund I	97,738.3590 shares	**	1,198

*	JP Morgan Large Cap Growth Fund I	378,517.2490 shares	**	5,750

	MFS Value Fund A	70,090.6540 shares	**	1,622

	AIM Small Cap Growth A	78,527.3600 shares	**	2,156

	Royce Total Return Fund	273,555.0660 shares	**	3,354

	Lord Abbett Mid Cap Value	202,332.9400 shares	**	4,579

	Fidelity Advisor Mid Cap Fund T	341,095.1050 shares	**	8,603

	American Funds Europacific Gr R4	84,838.0890 shares	**	2,991

	Collective Funds:

*	JP Morgan Stable Asset Income Fund	45,254.3640 shares	**	14,180

	Common Stock:

*	Kelly Services, Inc. Common Stock	249,110.3770 shares	**	2,542

				$91,553

*	Represents a party-in-interest to the Plan.

**	Not required per Department of Labor reporting for participant-directed investments.

INDEX TO EXHIBITS

REQUIRED BY ITEM 601,

REGULATION S-K

Exhibit No.	Description	Document

23	Consent of Independent Registered Public Accounting Firm	2